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09055767

Mail Processing Section
FEB 27 2009
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERLING MONROE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

168 FOREST AVENUE
(No. and Street)

LOCUST VALLEY (City) NY (State) 11560 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MONROE DIEFENDORF 516 759 3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN GREVE & COMPANY, CPA P.C.
(Name – *if individual, state last, first, middle name*)

485 JERICHO TURNPIKE, MINEOLA, NY 11501
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MONROE DIEFENDORF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STERLING MONROE SECURITIES LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEMETRI DOUMAS
Notary Public - State of New York
NO. 01DO6198878
Qualified in Nassau County
My Commission Expires 1/5/13

Signature

Pres

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING MONROE SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2008

TABLE OF CONTENTS

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sterling Monroe Securities, LLC
Locust Valley, New York

We have audited the accompanying comparative balance sheet of Sterling Monroe Securities, LLC as of December 31, 2008 and 2007 and the related comparative statements of income and members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Monroe Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve & Company PC

Mineola, NY
February 17, 2009

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

ASSETS

	2008	2007
Current Assets		
Cash	**$ 79,483**	**$ 5,980**
Prepaid Expense	**1,000**	**18,826**
Deposit at Clearing Broker (Note 3)	**15,010**	**15,019**
Related Party Receivable	**30,500**	**-**
Income Receivable	**94,663**	**93,928**
Total Current Assets	**220,656**	**133,753**
Fixed Assets (net of accumulated depreciation of $3,072 in 2008 and $1,204 in 2007)	**3,074**	**5,122**
TOTAL ASSETS	**$ 223,730**	**$ 138,875**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses	**$ 92,037**	**$ 82,980**
Total Current Liabilities	**92,037**	**82,980**
Members' Equity		
Members' equity	**131,693**	**55,895**
Total	**131,693**	**55,895**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 223,730**	**$ 138,875**

	2008	2007
Income	$ 1,288,442	$ 920,588
Expenses	1,192,644	892,757
NET INCOME (LOSS)	95,798	27,831
Beginning Members' Equity	55,895	28,064
Equity Contributions	-	-
Equity Distributions	(20,000)	-
ENDING MEMBERS' EQUITY	$ 131,693	$ 55,895

2008

	Total		Monroe Diefendorf		Christine Diefendorf	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Beginning of Year	**20.0**	**$ 55,895**	**19.5**	**$ 54,498**	**0.5**	**$ 1,397**
Distributions		**(20,000)**		**(20,000)**		
Net Income (Loss)	**-**	**95,798**	**-**	**93,405**	**-**	**2,393**
End of Year	**20.0**	**$ 131,693**	**19.5**	**$ 127,903**	**0.5**	**$ 3,790**

2007

	Total		Monroe Diefendorf		Christine Diefendorf	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Beginning of Year	20.0	$ 28,064	19.5	$ 27,361	0.5	$ 703
Net (Loss)	-	27,831	-	27,137	-	694
End of Year	20.0	$ 55,895	19.5	$ 54,498	0.5	$ 1,397

STERLING MONROE SECURITIES, LLC
COMPARATIVE STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities		
Net Income	**$ 95,798**	$ 27,831
Adjustments to reconcile net income to net cash provided by (Used in) Operating Activities:		
Depreciation	**2,048**	1,024
Changes in:		
Prepaid assets	**17,826**	(18,166)
Deposits in Clearing Broker	**9**	(1)
Related Party Receivable	**(30,500)**	-
Income Receivable	**(735)**	(52,925)
Accrued Expenses	**9,057**	47,125
Total adjustments	**(2,295)**	(22,943)
Net Cash Provided by Operating Activities	**93,503**	4,888
Cash Flows From Investing Activities		
Equipment Purchases	-	(6,146)
Net Cash (Used in) Investing Activities	-	(6,146)
Cash Flows From Financing Activities		
Shareholder Distributions	**(20,000)**	-
Net Cash (Used in) Financing Activities	**(20,000)**	-
NET INCREASE (DECREASE) IN CASH	**73,503**	(1,258)
CASH AT BEGINNING OF PERIOD	**5,980**	7,238
CASH AT END OF PERIOD	**$ 79,483**	$ 5,980
Supplemental Disclosures	-	
Cash Paid for:		
Interest	**$ -**	$ -
Income taxes	**$ 375**	$ 500

See Auditor's Report and Notes to Financial Statements

Note 1 – ORGANIZATION AND NATURE OF BUSINESS

Sterling Monroe Securities, LLC (the "Company") is a registered general securities broker-dealer and is subject to regulation of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates as an introductory security dealer, earning commissions on investments recommended through financial planning activities of related companies.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting.

The Company has elected to be treated as a Limited Liability Corporation for Federal and New York State tax purposes. Under this election, the Corporation's taxable income or loss is reported by its members. Therefore, no provision for Federal or New York State tax is required.

As of December 31, 2008, all accounts receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – CLEARING BROKER ACCOUNT

Amounts due to the clearing brokers are secured by a deposit in the amount of $15,010. As of December 31, 2008, there were net commissions due from the clearing broker in the amount of $29,622.

Note 4 - RELATED PARTIES

Effective July 1, 2004, the Company entered into a Management Agreement with a related company, Diefendorf Management Services, LLC (DMS). The purpose of the Management Agreement is to allow the Company to pay its share of allocable expenses to DMS. The agreement provides for a fixed amount to be paid to DMS. Effective January 1, 2008, the Company revised its' agreement to a new fixed amount of $8,500 per month. The amount paid to DMS during 2008 is as follows:

Fixed dollar amount	$ 8,500	per month
Total paid	$102,000	

Effective October 1, 2007, the Company entered into a Management Agreement with a related party, Diefendorf Management Services, LLC (DMS). The purpose of the agreement is to allow the Company to pay its share of the aggregation software costs. The agreement provides a fixed amount of $3,000 per month to be paid to DMS. The agreement does not have a termination date. The amount paid to DMS during 2008 was $36,000.

Note 4 - RELATED PARTIES CONT'D

The Company paid commission to its principal shareholder during 2008. Total commissions paid for 2008 were $569,482.

The Company paid expenses on behalf of a related party. As of December 31, 2008, the receivable is $30,500.

The Company leases office space located at 168 Forest Avenue, Locust Valley, New York, from a related party. See Note 5 for details of this rental arrangement.

Note 5 - COMMITMENTS

The Company is obligated under a lease for office space located at 168 Forest Avenue, Locust Valley, New York through December 31, 2010. Annual rent expense is $12,000 per annum. The minimum annual rent through 2008 is as follows:

2009	12,000
2010	12,000
Total	$ 24,000

Note 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, The Company is subject to the Uniform Net Capital Rules of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness." As of December 31, 2008 the Company's "Net Capital" was $97,119. This exceeds the requirements by $91,584. The ratio of "Aggregate Indebtedness" to "Net Capital" was .95 to 1 at December 31, 2008.

Note 7 - CONCENTRATIONS

During 2008, the three largest companies from which the Sterling Monroe Securities, LLC earned commission income, accounted for 30%, 21% and 19% of total commissions earned for the year. Due to the nature of the business and the Company's ability to earn similar commissions from many sources, the Company does not feel that such concentration can have a material effect on its ability to earn commissions from other sources.

STERLING MONROE SECURITIES, LLC

SUPPLEMENTARY INFORMATION

December 31, 2008

	2008	2007
Income:		
Commission Income	**$ 1,285,574**	$ 879,021
Other income	**2,525**	41,000
Interest	**343**	567
TOTAL INCOME	**$ 1,288,442**	$ 920,588

Expenses:		
Advertising	**$ -**	$ 1,957
Commissions	**935,451**	695,897
Dues and Subscriptions	**1,133**	1,412
NASD fees	**14,170**	14,364
Insurance	**6,340**	15,631
Computer Software and Repairs	**62,063**	26,029
Other General and Administrative	**3,740**	3,095
Website Fees and Upgrades	**1,715**	1,355
Professional Fees	**26,217**	15,413
Licenses and Registrations	**5,702**	12,778
Rent	**12,000**	12,000
Membership Fees	**300**	300
Contributions	**-**	2,000
Professional Development	**5,750**	-
Education and Seminars	**13,690**	11,002
Management Fees	**102,000**	78,000
Depreciation	**2,048**	1,024
Corporation Tax	**325**	500
TOTAL EXPENSES	**$ 1,192,644**	$ 892,757

	2008	2007
CREDITS		
Member's equity	**$ 131,693**	$ 55,895
DEBITS		
Property and equipment	**(3,074)**	(5,122)
Related party receivables	**(30,500)**	-
Prepaid expenses	**(1,000)**	(18,826)
Total debits	**(34,574)**	(23,948)
Net Capital	**97,119**	31,947
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $92,037	**6,139**	5,535
EXCESS NET CAPITAL	**90,980**	26,412
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.94 to 1.00**	2.60 to 1.00
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accrued Expenses	**92,037**	82,980
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008		
Net capital as reported in Company's Part IIA (unaudited) Focus report	**108,647**	107,735
Net audit adjustments	**23,046**	(51,840)
Net Capital per above	**$ 131,693**	$ 55,895

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement

Pursuant to Paragraph (d)(4) of Rule 17a-5, there are material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA.

These differences are summarized as follows:

Audit adjustments	
Reclassification of member distribution	$ 20,000
Reclassification of related party invoices paid	30,500
Write-off of uncollectable receivables	(4,447)
Accrual of 2008 audit fee	(4,000)
Reclassification of prepaid rent	1,000
Miscellaneous immaterial adjustments	(7)
	43,046
Reclassification-member distribution	(20,000)
Net effect on net capital	$ 23,046

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Sterling Monroe Securities, LLC
Locust Valley, New York

In planning and performing our audit of the financial statements and supplemental schedules of Sterling Monroe Securities, LLC (the Company) for the years ended December 31, 2008 and 2007, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by an employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Sterling Monroe Securities, LLC to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Greve + Company PC

Mineola, NY
February 17, 2009